Paul Hastings LLP

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telephone (415) 856-7000

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www.paulhastings.com

September 20, 2022

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TCW Direct Lending LLC - File No. 814-01069

Ladies and Gentlemen:

On behalf of TCW Direct Lending LLC (the “Registrant”), we hereby respond to the oral comments provided on September 16, 2022 to the undersigned by Ms. Valerie J. Lithotomos of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s preliminary proxy soliciting materials, which contained disclosure with respect to the planned solicitation of consents from unitholders of the Registrant.

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the proxy statement, unless otherwise indicated. We have consulted with the Registrant in preparing and submitting this response letter.

The Registrant also acknowledges the Staff’s standard disclaimer as expressed as part of the oral comments.

1.

Comment: The consent solicitation disclosure states that follow-on investments may be made in the identified five portfolio companies as well as “the subsidiaries, successors or other affiliates of those portfolio companies.” Please supplementally confirm that the Registrant’s Second Amended and Restated Limited Liability Company Agreement, dated September 19, 2014 (the “Agreement”), would allow investments in those other entities as well as the portfolio companies themselves.

Response: Comment accepted. The Registrant hereby confirms that Section 6.1.4(b) of the Agreement allows follow-on investments after the third anniversary based on the consent of Common Unitholders. The consent solicited here and the related disclosure is clear about the scope of the authority sought to include those related entities and is consistent with that Section 6.1.4(b). Additionally, including those other related entities with respect to further investments is within the customary range of authority provided in the LLC agreement such as seen in Section 9.5 of the Agreement, which includes successors and subsidiaries when referring to additional investments in portfolio companies.

2.

Comment: Please supplementally confirm that the conflicts of interest disclosed on page 9 with respect to members of senior management and the investment teams and the investment committee exist currently regardless whether the proposal is approved and is not specific to the proposal.

Response: Comment accepted. The Registrant hereby confirms that the conflicts of interest disclosed in the consent solicitation statement are not specifically related to the proposal and currently potentially exist with respect to all investments made by the Registrant.

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth for PAUL HASTINGS LLP

cc: TCW Investment Management Company LLC

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